UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-56448

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sollensys Corp
Full Name of Registrant

N/A
Former Name if Applicable

1470 Treeland Blvd. SE
Address of Principal Executive Office (Street and Number)

Palm Bay, Florida 32909
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Sollensys Corp. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) by March 31, 2023, the original due date for such filing, without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Donald Beavers	866	438-7657
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix A.

SOLLENSYS CORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ Donald Beavers
		Name:	Donald Beavers
		Title:	Chief Executive Officer

APPENDIX A

The Company’s auditors have not completed their review of the Company’s preliminary Statements of Operations displayed below for the years ended December 31, 2022 and 2021.

SOLLENSYS CORP.

Consolidated Statements of Operations

(Unaudited)

	December 31,	December 31,
	2022	2021
Revenue	$344,467	$181,071
Cost of sales	572,390	339,430
Gross margin	(227,923)	(158,359)

Operating expenses:
General and administrative expense	3,426,308	4,233,858
Total operating expenses	3,426,308	4,233,858
Loss from operations	(3,654,231)	(4,392,218)
Other income (expense)
Other income	14,632	-
Gain on the sale of building	(1,028,554)	-
Interest expense	545,958	(69,123)
Total other income (expense)	(467,963)	(69,123)
Loss from continuing operations before income taxes	(4,122,194)	(4,461,341)
Provision (benefit) for income taxes	-	-
Loss from continuing operations before income taxes	(4,122,194)	(4,461,341)
Income (loss) from discontinued operations	(12,723,171)	(64,244)
Net loss	$(16,845,364)	$(4,525,585)

Basic and diluted loss per common share:
Loss from continuing operations	$(0.04)	$(0.05)
Income (loss) from discontinued operations	$(0.12)	$(0.00)
Basic and diluted loss per share	$(0.16)	$(0.06)

Weighted-average number of common shares outstanding:
Basic and diluted	103,640,868	99,719,004

A-1